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                                  May 13, 2005



Tara L. Harkins
Staff Accountant
Division of Corporate Finance
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20548


Dear Ms. Harkins:

         This letter is in response to the letter sent by Mr. Martin F. James of your office, dated May 2, 2005 (the "Comment Letter"), which contained comments to our response filed April 15, 2005, concerning the Form 10-KSB of Sentex Sensing Technology, Inc. (the "Company") for the fiscal year ended November 30, 2004 (the "10-KSB), and to the Form 10-QSB of the Company for the quarterly period ended February 28, 2005 (the "10-QSB"). The Company has taken your comments under advisement and will make all of the requested changes to both the 10-KSB and the 10-QSB, as well as all requested updates to information.

         The following is a summary of our responses to your comments regarding the 10-KSB. The number in the following summary corresponds to the numbered comments in the Comment Letter.

         1. The 10-KSB will be amended to include the proposed disclosures from our response letter dated April 15, 2005, with the exception that the change we proposed be made to Item 8A will be amended to incorporate your comment contained in item number 2 below.

         2. Under Item 8A. Controls and Procedures, we proposed an amendment to the filing to disclose management's conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual report. That proposed disclosure will be amended to refer to Rule 13a-15(e) of the Securities Exchange Act rather than 13a-14 of the Securities Exchange Act.

         The following is a summary of our responses to your comments regarding the 10-QSB. The number in the following summary corresponds to the numbered comments in the Comment Letter.

         3. The 10-QSB will be amended to incorporate the following language regarding the conclusions of the Company's principal executive officer and principal


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Tara L. Harkins
May 13, 2005
Page 2


                  financial officer on the effectiveness of the Company's disclosure controls and procedures as of February 28, 2005:

                  The Company's Chief Executive Officer and Principal Accounting Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this report, have concluded that the Company's disclosure controls and procedures were effective.

         4. We have amended the 10-QSB to include the following conclusions concerning changes in our internal controls over financial reporting:

                  There were no changes in the Company's internal controls over financial reporting that occurred during the Company's last fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

         5.       We will include updated certifications as Exhibit 31.1 and
                  31.2 to the amended 10-QSB (as well as to the amended 10-KSB).

         In addition to amending the 10-KSB and 10-QSB per your comments as set forth above, the Company acknowledges that:

         1. it is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Per your request, we await your comments, if any, to the proposed amendments of our 10-KSB and 10-QSB. If you have any questions, please feel free to contact me at (216) 687-0289 extension 106. Upon the disposition of this review, we will promptly file the amended 10-KSB and the amended 10-QSB, which will reflect all the appropriate changes and any required updates. Thank you for your assistance in this matter.

                                       Sincerely,

                                       /s/ William R. Sprow
                                       -----------------------------------------
                                       William R. Sprow, Chief Financial Officer
                                       and Controller